

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Richard Seidlitz
Corporate Controller
ARROW ELECTRONICS INC
9201 East Dry Creek Road
Centennial, CO 80112

      Re: ARROW ELECTRONICS INC
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 13, 2020
           Form 8-K Filed February 6, 2020
           File No. 1-4482

Dear Mr. Seidlitz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services